UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NATIONAL OILWELL VARCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-12317	76-0475815
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

7909 Parkwood Circle Drive

Houston, Texas

77036-6565

(Address of principal executive offices)

(713) 346-7500

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

National Oilwell Varco, Inc. has prepared and filed herewith its Conflict Minerals Report for the calendar year ended December 31, 2018, as required pursuant to Rule 13p-1 under the Securities Exchange Act of 1934.

A copy of this Form SD and our Conflict Minerals Report filed as an exhibit hereto is publicly available on our internet website at: http://investors.nov.com/phoenix.zhtml?c=97690&p=irol-sec

Item 1.02	EXHIBIT

We have filed as an exhibit to this Form SD our Conflict Minerals Report.

Section 2 – EXHIBITS

Item 2.01	EXHIBITS

Exhibit No.	Description

1.01	Conflict Minerals Report of National Oilwell Varco, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2019	By:	/s/ Jose A. Bayardo
Jose A. Bayardo Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of National Oilwell Varco, Inc.